Filed by Cummins Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Cummins Inc.

Commission File No.: 1-4949

Cummins announces plans for full separation of Atmus Filtration Technologies Inc. through an exchange offer

Today, Cummins Inc. (“Cummins”) announced plans to fully split off its remaining interest in Atmus Filtration Technologies Inc. (“Atmus”) and offer to exchange shares of Cummins common stock for shares of Atmus common stock that it owns. In May 2023, Atmus completed its initial public offering, and afterwards Cummins retained the remaining 80.5% interest in Atmus and remained Atmus' largest shareholder.

If you hold Cummins common stock during the exchange offer period, you have the opportunity to exchange shares of Cummins common stock for shares of Atmus common stock, if desired, subject to the terms of the exchange offer. This includes if you hold Cummins common stock through an official Cummins stock program, such as the Employee Stock Purchase Program (ESPP) or long-term grants, or through one of the Cummins stock funds in the Cummins Retirement and Savings Plan (RSP). If you participate in one of these programs, information about the exchange offer and how to make an election will be sent to you directly from each plan provider.

If you hold Cummins common stock outside of an official Cummins stock program or RSP, such as in a brokerage account or other investment account, you have the option to participate in the exchange offer. If you do not wish to participate, no action is required. Please reach out to your broker or other provider (such as TD Ameritrade, Charles Schwab, etc.) for more information.

The above does not account for all instances by which you may hold Cummins common stock. All Cummins shareholders eligible to participate in the exchange offer will receive additional information about the exchange offer.

Please read all information that you receive about the exchange offer and consult with your bank, broker, investment, legal, tax or other advisors to understand your choices and make the right decision for you.

Please note that participation is voluntary. If you elect to participate, you must do so by the established deadlines, which are in mid-March and will be different for the Cummins stock programs, RSP, and Cummins common stock you may own through direct brokerage. To better understand your options, carefully review the information sent to you by each plan/brokerage and the available online resources below.

If you choose not to participate in the exchange offer, no further action is needed from you.

Resources

Exchange Offer Helpline: If you have questions about the exchange offer, please contact the Exchange Offer Helpline at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas). Representatives will be available to assist you from 9:00 a.m. to 8:00 p.m. EST, Monday through Friday. Visit the shareholder website for more information.

Exchange Offer Election site: Elections to participate can be made online at http://www.proxyvote.com/tender. To enter the site, you will need the personalized 16-digit control number found on the Trustee Direction Form mailed to you.

Cummins Retirement and Savings Plan (RSP): Detailed information about the exchange offer and your shares through the RSP can be found on Your Benefits Resources.

Forward-Looking Statements

This communication contains certain statements about Cummins and Atmus that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Cummins’ and Atmus’ respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Cummins and Atmus of the exchange offer, the anticipated timing and benefits of the exchange offer, Cummins’ and Atmus’ anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Cummins’ and Atmus’ respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Cummins or Atmus, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Cummins nor Atmus undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. If the exchange offer is commenced, Atmus will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a Prospectus. There can be no assurances that Cummins will commence the exchange offer on the terms described in this document or at all. The exchange offer will be made solely by the Prospectus. The Prospectus will contain important information about the exchange offer, Cummins, Atmus and related matters, and Cummins will deliver the Prospectus to holders of Cummins common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Cummins, Atmus or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Cummins will file with the SEC a Schedule TO, which will contain important information about the exchange offer.

Holders of Cummins common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Cummins and Atmus file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Cummins common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.okapivote.com/CumminsAtmusExchange.

Cummins has retained Okapi Partners LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas).

2